UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549


	SCHEDULE  13G

	Under the Securities Exchange Act of 1934

	(Amendment No.1             )*


	     Transtech Industries, Inc

	(Name of Issuer)

	                  Common Stock
	(Title of Class of Securities)

	            893888107
	(CUSIP Number)

Check the following box if a fee is being paid with this statement. ?
(A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but
shall be subject to all 	other provisions of the Act
(however, see the Notes).



	Page 1 of 3 Pages

Page 2 of 3



Item 1(a)	Name of Issuer
Transtech Industries, Inc. (the "company")

Item 1(b)	Address of Issuer's Principal Executive Offices
 200 Centennial Avenue, Suite 202, Piscataway, New Jersey 08854


Item 2 (a)	Name of Person Filing
Herzog, Heine, Geduld, LLC. ("HHG")

Item 2 (b)	Address of Principal Business Office
525 Washington Blvd.
Jersey City, NJ 07310

Item 2 (c)	Citizenship
New York Corporation

Item 2 (d)	Title of Class of Securities
 		Common Stock

Item 2 (e)	Cusip Number
 893888107

Item 3		IF THIS STATEMENT IS FILED PURSUANT TO RULES
13d-1(b) or 13d-2(b)
CHECK WHETHER THE PERSON FILING IS A:
This statement is filed by HHG, which is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.


Item 4		Ownership
(a)  	as of  April 30, 2002, HHG owned 367,560 shares of Common Stock.
(b) HHG's Common Stock ownership as of
	April 30, 2002 represented 12.3% of the outstanding Common Stock based upon the outstanding share figure retrieved from Williams Act Report and/or Company.
(c) HHG has sole power to vote and to dispose of shares of
           Class A Common Stock.

Page 3 of 3



Item 5.	Ownership of Five Percent or Less of A Class
(Not applicable)

Item 6.	Ownership of More Than Five Percent on
           Behalf of Another Person
(Not applicable)

Item 7.	Identification and Classification of the Subsidiary
	Which Acquired the Security Being Reported on by the Parent Holding Company
(Not applicable)

Item 8.	Identification and Classification of
Members of the Group
(Not applicable)

Item 9.	Notice of Dissolution of Group
(Not applicable)

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and behalf, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

HERZOG, HEINE, GEDULD, INC.

									/s/ Joseph Durso
By:________________________
Joseph Durso
Director of Compliance